

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-mail
Bonnie H. Anderson
President and Chief Executive Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, California 94080

> **Re:     Veracyte, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 15, 2013**
> **File No. 333-191282**

Dear Ms. Anderson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.      Please provide an expanded response and revise the prospectus to address clearly the first bulletin point of comment 1 from our letter dated October 10, 2013:

- Clarify how you determined that molecular diagnostic solutions represent a $4.0 billion opportunity, as it is unclear why you are using the amount saved by avoiding surgery rather than the amount that you would receive from the additional testing

2.      The statement added on page two that "90% of the 52% of patients receiving a GEC benign result made the decision to avoid a surgery" is not consistent with the disclosure in the same paragraph that surgery was recommended in only 7.6% of these cases. Please reconcile.

Use of Proceeds, page 34

3.    We reissue comment three from our letter dated October 10, 2013.  We note the disclosure in this section, and the risk factors section regarding the broad discretion of management in using the net proceeds from the offering and the disclosure regarding the potential allocation of proceeds to acquisitions.  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated.  See Instruction 7 to item 504 of Regulation S-K.  Please revise the disclosure in this section accordingly.

Financial Statements

Condensed Balance Sheets, page F-30

4.    Please revise to complete the pro forma information for stockholders' equity as of June 30, 2013 giving effect to the conversion of convertible preferred stock.  Please also revise your disclosure under the "Unaudited Pro Forma Stockholder's Equity" on page F-33 to reflect the retroactive effect of the four-for-one reverse stock split on the common stock shares to be issued for the conversion of your convertible preferred stock as of June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): Gabriela Lombardi, Esq.